United States securities and exchange commission logo





                             February 11, 2021

       Kim Rivers
       Chairman, President and Chief Executive Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
5, 2021
                                                            CIK 0001754195

       Dear Ms. Rivers:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Stacie S. Aarestad,
Esq.